Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 20, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11728
FT Income Portfolio, Series 26
(the “Trust”)
CIK No. 2027411 File No. 333-281678

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1.If certain Funds held by the Trust invest in distressed debt securities and such investment would be considered a principal investment for the Trust, please add appropriate disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has material exposure to distressed debt securities, appropriate risk disclosure will be added to the Trust’s prospectus.

2.If the Funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure to the Trust’s prospectus.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon